UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2013

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                             Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                             No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                     .

NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 http://www.methanex.com

For immediate release

METHANEX PERORTS STRONGER EBITDA IN THE FOURTH QUARTER

JANUARY 30, 2013

For the fourth quarter of 2012, Methanex reported Adjusted EBITDA1 of $119 million and Adjusted net income1 of $61 million ($0.64 per share on a diluted basis1). This compares with Adjusted EBITDA1 of $104 million and Adjusted net income1 of $36 million ($0.38 per share on a diluted basis1) for the third quarter of 2012. For the year ended December 31, 2012, Methanex reported Adjusted EBITDA1 of $429 million and Adjusted net income1 of $180 million ($1.90 per share on a diluted basis1). This compares with Adjusted EBITDA1 of $427 million and Adjusted net income1 of $182 million ($1.93 per share on a diluted basis1) for the year ended December 31, 2011.

As a result of continuing challenges related to securing a sustainable natural gas supply in Chile, Methanex recorded a non-cash before-tax $297 million asset impairment charge ($193 million after-tax) to write down the carrying value of its Chile assets. Including the asset impairment charge related to the carrying value of its Chile assets, Methanex reported a net loss attributable to Methanex shareholders for the fourth quarter of 2012 of $140 million ($1.49 loss per share on a diluted basis). For the year ended December 31, 2012, Methanex reported a net loss attributable to Methanex shareholders of $68 million ($0.73 loss per share on a diluted basis).

John Floren, President and CEO of Methanex commented, “Methanol prices increased during the fourth quarter and this led to higher Adjusted EBITDA compared to last quarter. Entering the first quarter, methanol demand has continued to be healthy and the pricing environment has been relatively stable. The longer term outlook for the industry looks very attractive with demand growth expected to significantly outpace new capacity additions over the next few years.”

Mr. Floren added, “A key area of focus for me as the new CEO will be the successful execution of our value-creating growth projects in Louisiana and New Zealand. While we are disappointed with our progress on securing natural gas in Chile, these new initiatives in Louisiana and New Zealand have the potential to add up to three million tonnes of capacity over the next few years which will enhance supply to our customers and significantly improve cash generation for shareholders.”

Mr. Floren concluded, “With over US$700 million of cash on hand, an undrawn credit facility, a robust balance sheet, and strong cash flow generation, we are well positioned to invest in the Louisiana project, New Zealand expansion plans and other strategic growth opportunities and continue to deliver on our commitment to return excess cash to shareholders.”

A conference call is scheduled for January 31, 2013 at 12:00 noon ET (9:00 am PT) to review these fourth quarter results. To access the call, dial the Conferencing operator ten minutes prior to the start of the call at (416) 340-8527, or toll free at (877) 240-9772. A playback version of the conference call will be available for three weeks at (905) 694-9451, or toll free at (800) 408-3053. The passcode for the playback version is 6328000. Presentation slides summarizing Q4-12 results and a simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com. The webcast will be available on the website for three weeks following the call.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”, on the NASDAQ Global Market in the United States under the trading symbol “MEOH”, and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.

- more -

FORWARD-LOOKING INFORMATION WARNING

This Fourth Quarter 2012 press release contains forward-looking statements with respect to us and the chemical industry. Refer to Forward-Looking Information Warning in the attached Fourth Quarter 2012 Management’s Discussion and Analysis for more information.

[1]

Adjusted EBITDA, Adjusted net income and Adjusted diluted net income per common share are non-GAAP measures which do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding amounts associated with the 40% non-controlling interest in the methanol facility in Egypt, the mark-to-market impact of items which impact the comparability of our earnings from one period to another, which currently include only the mark-to-market impact of share-based compensation as a result of changes in our share price, Louisiana project relocation expenses and charges and asset impairment charges. Refer to Additional Information—Supplemental Non-GAAP Measures on page 14 of the attached Interim Report for the three months ended December 31, 2012 for reconciliations to the most comparable GAAP measures.

-end-

For further information, contact:

Jason Chesko

Director, Investor Relations

Tel: 604.661.2600

Share Information

Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX, on the Nasdaq Global Market under the symbol MEOH and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol Methanex.

Investor Information All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

At January 30, 2013 the Company had 94,363,605 common shares issued and outstanding and stock options exercisable for 2,776,612 additional common shares.	Transfer Agents & Registrars CIBC Mellon Trust Company 320 Bay Street Toronto, Ontario, Canada M5H 4A6 Toll free in North America: 1-800-387-0825	Contact Information Methanex Investor Relations 1800—200 Burrard Street Vancouver, BC Canada V6C 3M1 E-mail: invest@methanex.com Methanex Toll-Free: 1-800-661-8851

FOURTH QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Except where otherwise noted, all currency amounts are stated in United States dollars.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	A summary of net income (loss) attributable to Methanex shareholders, Adjusted net income[1] and Adjusted diluted net income per common share[1] is as follows:

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ millions except number of shares and per share amounts)	2012	2012	2011	2012	2011
Net income (loss) attributable to Methanex shareholders	$(140)	$(3)	$64	$(68)	$201
Mark-to-market impact of share-based compensation, net of tax	8	—	1	14	(19)
Louisiana project relocation expenses and charges, net of tax
Cash expense	—	21	—	23	—
Non-cash charge	—	18	—	18	—
Asset impairment charge, net of tax	193	—	—	193	—

Adjusted net income [1]	$61	$36	$65	$180	$182

Diluted weighted average shares outstanding (millions)	94	94	94	94	94
Adjusted diluted net income per common share [1]	$0.64	$0.38	$0.69	$1.90	$1.93

•

We recorded Adjusted EBITDA[1] of $119 million for the fourth quarter of 2012 compared with $104 million for the third quarter of 2012. The increase in Adjusted EBITDA[1] was primarily due to an increase in average realized price to $389 per tonne for the fourth quarter of 2012 from $373 per tonne for the third quarter of 2012.

•	Production for the fourth quarter of 2012 was 1,067,000 tonnes compared with 1,025,000 tonnes for the third quarter of 2012. Refer to the Production Summary section on page 3.

•	Sales of Methanex-produced methanol were 1,059,000 tonnes in the fourth quarter of 2012 compared with 1,053,000 in the third quarter of 2012.

•

During the fourth quarter of 2012, we issued $350 million of unsecured notes due in 2019, increased our revolving credit facility to $400 million and extended the term to 2016, and paid a $0.185 per share dividend to shareholders for a total of $17 million.

•

As a result of continuing challenges related to securing a sustainable natural gas supply in Chile, we recorded a non-cash before-tax $297 million asset impairment charge ($193 million after-tax) to write down the carrying value of our Chile assets.

•

We continue to make good progress with our project to relocate an idle Chile facility to Geismar, Louisiana and the project remains on schedule and on budget. We recently announced that we have signed an agreement with Chesapeake Energy to supply the facility’s natural gas requirements for a ten-year period.

[1]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 14 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2012 FOURTH QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Fourth Quarter 2012 Management’s Discussion and Analysis (“MD&A”) dated January 30, 2013 for Methanex Corporation (“the Company”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the period ended December 31, 2012 as well as the 2011 Annual Consolidated Financial Statements and MD&A included in the Methanex 2011 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Methanex 2011 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ millions, except per share amounts and where noted)	2012	2012	2011	2012	2011
Production (thousands of tonnes) (attributable to Methanex shareholders)	1,067	1,025	961	4,071	3,847
Sales volumes (thousands of tonnes):
Methanex-produced methanol (attributable to Methanex shareholders)	1,059	1,053	1,052	4,039	3,853
Purchased methanol	664	641	644	2,565	2,815
Commission sales [1]	176	205	208	855	846

Total sales volumes	1,899	1,899	1,904	7,459	7,514

Methanex average non-discounted posted price ($ per tonne) [2]	450	433	456	443	440
Average realized price ($ per tonne) [3]	389	373	388	382	374

Adjusted EBITDA (attributable to Methanex shareholders) [4]	119	104	133	429	427
Adjusted cash flows from operating activities (attributable to Methanex shareholders) [4]	101	103	122	403	392
Cash flows from operating activities	98	131	158	458	480
Adjusted net income (attributable to Methanex shareholders) [4]	61	36	65	180	182
Net income (loss) attributable to Methanex shareholders	(140)	(3)	64	(68)	201

Adjusted diluted net income per common share (attributable to Methanex shareholders) [4] [5]	0.64	0.38	0.69	1.90	1.93
Basic net income (loss) per common share (attributable to Methanex shareholders)	(1.49)	(0.03)	0.69	(0.73)	2.16
Diluted net income (loss) per common share (attributable to Methanex shareholders)	(1.49)	(0.03)	0.68	(0.73)	2.06

Common share information (millions of shares):
Weighted average number of common shares	94	94	93	94	93
Diluted weighted average number of common shares	94	94	94	94	94
Number of common shares outstanding, end of period	94	94	93	94	93

[1]	Commission sales represent volumes marketed on a commission basis related to the 36.9% of the Atlas methanol facility and 40% of the Egypt methanol facility that we do not own.
[2]

Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]

Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, divided by the total sales volumes of Methanex-produced (attributable to Methanex shareholders) and purchased methanol.

[4]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 14 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

[5]

For the three month period and year ended December 31, 2012, stock options have been excluded from the calculation of diluted net loss per common share (attributable to Methanex shareholders) as their effect would be anti-dilutive. However, for the calculation of adjusted diluted net income per common share (attributable to Methanex shareholders) stock options have been included in the denominator and the diluted weighted average number of common shares is 95 million for the three month period and year ended December 31, 2012

METHANEX CORPORATION 2012 FOURTH QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

PRODUCTION SUMMARY

	Annual	2012	2011	Q4 2012	Q3 2012	Q4 2011
(thousands of tonnes)	Capacity [1]	Production	Production	Production	Production	Production
Chile I, III and IV [2]	2,800	313	554	59	59	113
New Zealand [3]	2,230	1,108	830	378	346	211
Atlas (Trinidad) (63.1% interest)	1,150	826	891	180	255	195
Titan (Trinidad)	900	786	711	189	186	180
Egypt (60% interest)	760	557	532	129	62	132
Medicine Hat	470	481	329	132	117	130

	8,310	4,071	3,847	1,067	1,025	961

[1]	The production capacity of our facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies.
[2]

In July 2012, we reached a final investment decision to proceed with the project to relocate the Chile II facility to Geismar, Louisiana. The Chile capacity in the above table excludes the 1.0 million tonnes of annual production capacity which is being relocated to Louisiana.

[3]

The production capacity of New Zealand represents the two 0.85 million tonne facilities at Motunui and the 0.53 million tonne facility at Waitara Valley. In July, we restarted the second Motunui facility, but due to current distillation capacity constraints at the Motunui site, the combined production capacity of both plants is approximately 1.5 million tonnes, compared with the combined nameplate capacity of 1.7—1.9 million tonnes, depending on natural gas composition (refer to the New Zealand section below).

Chile

We continue to operate our Chile facilities significantly below site capacity and during the fourth quarter of 2012 we produced 59,000 tonnes in Chile operating one plant at approximately 20% of capacity.

While investments have been made over the last few years for natural gas exploration and development in southern Chile, the timeline for a potential significant increase in gas production is much longer than we had originally anticipated. As a result, the short-term outlook for gas supply in Chile continues to be challenging and we recently announced that we expect to idle our Chile operations in March 2013 because we do not expect to have sufficient natural gas feedstock to keep our plant operating through the southern hemisphere winter. We are continuing to work with Empresa Nacional del Petroleo (ENAP) and others to secure sufficient natural gas to sustain our operations and while the restart of a Chile plant is possible later in 2013, the restart is dependent on securing a sustainable natural gas position to operate over the medium term.

As a result of the continuing challenges related to securing a sustainable natural gas feedstock in Chile, we recorded a non-cash before-tax $297 million asset impairment charge ($193 million after-tax) to write down the carrying value of our Chile assets to $245 million. The $245 million carrying value excludes the first Chile facility that is being relocated to Geismar, Louisiana but includes the second facility that management also intends to relocate to Geismar.

The future of our Chile operations is primarily dependent on the level of exploration and development in southern Chile and our ability to secure a sustainable natural gas supply to our facilities on economic terms.

New Zealand

Our New Zealand methanol facilities produced 378,000 tonnes of methanol in the fourth quarter of 2012 operating at the current annual site capacity of 1.5 million tonnes. We are currently assessing the feasibility of debottlenecking the Motunui site and the potential to restart our nearby 530,000 tonne Waitara Valley plant which could add up to a further 900,000 tonnes of annual production in New Zealand.

Trinidad

In Trinidad, we own 100% of the Titan facility with an annual production capacity of 900,000 tonnes and have a 63.1% interest in the Atlas facility with an annual production capacity of 1,150,000 tonnes (63.1% interest). The Titan facility produced 189,000 tonnes in the fourth quarter of 2012 compared with 186,000 tonnes in the third quarter of 2012. Production in the fourth quarter of 2012 was impacted by periodic natural gas curtailments.

METHANEX CORPORATION 2012 FOURTH QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Atlas facility produced 180,000 tonnes in the fourth quarter of 2012 compared with 255,000 tonnes in the third quarter of 2012. The Atlas facility was shut down at the end of September 2012 for repairs and returned to production at the end of October 2012.

We continue to experience some natural gas curtailments to our Trinidad facilities due to a mismatch between upstream commitments to supply the Natural Gas Company in Trinidad (NGC) and downstream demand from NGC’s customers which becomes apparent when an upstream supply issue arises. We are engaged with key stakeholders to find a solution to this issue, but in the meantime we expect to continue to experience some gas curtailments to our Trinidad site.

Egypt

The Egypt methanol facility produced 129,000 tonnes (60% interest) in the fourth quarter of 2012 compared with 62,000 tonnes in the third quarter of 2012. We have a 60% equity interest in the facility and marketing rights for 100% of the production. Production during the fourth quarter of 2012 was lower than capacity due to an unplanned maintenance outage and natural gas supply restrictions.

During the third and fourth quarters of 2012, the Egypt facility experienced periodic natural gas supply restrictions as a result of increased electricity demand and ongoing operating issues with the upstream gas infrastructure. This situation may persist in the future and become more acute during the summer months when electricity demand is at its peak.

Medicine Hat

Our 470,000 tonne per year facility in Medicine Hat, Alberta produced 132,000 tonnes in the fourth quarter of 2012 compared with 117,000 tonnes during the third quarter of 2012. We are currently debottlenecking the Medicine Hat facility which will add a further 90,000 tonnes of annual production capacity to our Medicine Hat operations by the end of the third quarter of 2013.

FINANCIAL RESULTS

For the fourth quarter of 2012 we recorded Adjusted EBITDA of $119 million and Adjusted net income of $61 million ($0.64 per share on a diluted basis). This compares with Adjusted EBITDA of $104 million and Adjusted net income of $36 million ($0.38 per share on a diluted basis) for the third quarter of 2012. For the year ended December 31, 2012, we reported Adjusted EBITDA of $429 million and Adjusted net income of $180 million ($1.90 per share on a diluted basis) compared with Adjusted EBITDA of $427 million and Adjusted net income of $182 million ($1.93 per share on a diluted basis) for the year ended December 31, 2011.

After the non-cash before-tax $297 million asset impairment charge ($193 million after-tax) related to the carrying value of our Chile assets, we reported a net loss attributable to Methanex shareholders for the fourth quarter of 2012 of $140 million ($1.49 loss per share on a diluted basis). For the year ended December 31, 2012, we reported a net loss attributable to Methanex shareholders of $68 million ($0.73 loss per share on a diluted basis). For further details, refer to note 4 of the attached condensed consolidated interim financial statements for the period ended December 31, 2012.

We calculate Adjusted EBITDA and Adjusted net income by excluding amounts associated with the 40% non-controlling interest in Egypt that we do not own, the mark-to-market impact of share-based compensation as a result of changes in our share price and items which are considered by management to be non-operational, including asset impairment charges and Louisiana project relocation expenses and charges. Refer to Additional Information—Supplemental Non-GAAP Measures on page 14 for a further discussion on how we calculate these measures.

METHANEX CORPORATION 2012 FOURTH QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

A reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted diluted net income per common share is as follows:

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ millions except number of shares and per share amounts)	2012	2012	2011	2012	2011
Net income (loss) attributable to Methanex shareholders	$(140)	$(3)	$64	$(68)	$201
Mark-to-market impact of share-based compensation, net of tax	8	—	1	14	(19)
Louisiana project relocation expenses and charges, net of tax
Cash expense	—	21	—	23	—
Non-cash charge	—	18	—	18	—
Asset impairment charge, net of tax	193	—	—	193	—

Adjusted net income [1]	$61	$36	$65	$180	$182

Diluted weighted average shares outstanding (millions)	94	94	94	94	94
Adjusted diluted net income per common share [1] 2	$0.64	$0.38	$0.69	$1.90	$1.93

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, Louisiana project relocation expenses and charges, depreciation and amortization, finance costs, finance income and other expenses and income taxes. A summary of our consolidated statements of income is as follows:

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ millions)	2012	2012	2011	2012	2011
Consolidated statements of income:
Revenue	$696	$655	$696	$2,673	$2,608
Cost of sales and operating expenses, excluding mark-to-market impact of share-based compensation	(565)	(539)	(546)	(2,171)	(2,128)

	131	116	150	502	480
Comprised of:
Adjusted EBITDA (attributable to Methanex shareholders) [1]	119	104	133	429	427
Attributable to non-controlling interests	12	12	17	73	53

	131	116	150	502	480
Depreciation and amortization	(42)	(47)	(43)	(172)	(157)
Mark-to-market impact of share-based compensation	(8)	—	(1)	(16)	21
Louisiana project relocation expenses and charges	—	(61)	—	(65)	—
Asset impairment charge	(297)	—	—	(297)	—

Operating income [1]	(216)	8	106	(48)	344
Finance costs	(15)	(18)	(18)	(71)	(62)
Finance income and other expenses	3	(3)	(3)	1	2
Income tax recovery (expense)	93	15	(12)	84	(56)

Net income (loss)	$(135)	$2	$73	$(34)	$228

Net income (loss) attributable to Methanex shareholders	$(140)	$(3)	$64	$(68)	$201

[1]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 14 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

2	For the three month period and year ended December 31, 2012, stock options have been excluded from the calculation of diluted net loss per common share (attributable to Methanex shareholders) as their effect would be anti-dilutive. However, for the calculation of adjusted diluted net income per common share (attributable to Methanex shareholders) stock options have been included in the denominator and the diluted weighted average number of common shares is 95 million for the three month period and year ended December 31, 2012.

METHANEX CORPORATION 2012 FOURTH QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

ADJUSTED EBITDA (ATTRIBUTABLE TO METHANEX SHAREHOLDERS)

Our operations consist of a single operating segment – the production and sale of methanol. We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 19.

The changes in Adjusted EBITDA resulted from changes in the following:

	Q4 2012	Q4 2012	2012
	compared with	compared with	compared with
($ millions)	Q3 2012	Q4 2011	2011
Average realized price	$29	$4	$57
Sales volume	4	4	(5)
Total cash costs	(18)	(22)	(50)

Increase (decrease) in Adjusted EBITDA	$15	$(14)	$2

Average realized price

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ per tonne, except where noted)	2012	2012	2011	2012	2011
Methanex average non-discounted posted price [1]	450	433	456	443	440
Methanex average realized price	389	373	388	382	374
Average discount	14%	14%	15%	14%	15%

[1]

Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

Overall methanol market conditions have remained balanced and pricing has been relatively stable during the periods presented (refer to Supply/Demand Fundamentals section on page 11 for more information). Our average non-discounted posted price for the fourth quarter of 2012 was $450 per tonne compared with $433 per tonne for the third quarter of 2012 and $456 per tonne for the fourth quarter of 2011. Our average realized price for the fourth quarter of 2012 was $389 per tonne compared with $373 per tonne for the third quarter of 2012 and $388 per tonne for the fourth quarter of 2011. The change in average realized price for the fourth quarter of 2012 increased Adjusted EBITDA by $29 million compared with the third quarter of 2012 and increased Adjusted EBITDA by $4 million compared with the fourth quarter of 2011. Our average realized price for the year ended December 31, 2012 was $382 per tonne compared with $374 per tonne for the same period in 2011 and this increased Adjusted EBITDA by $57 million.

Sales volume

Methanol sales volumes excluding commission sales volumes were higher in the fourth quarter of 2012 compared with the third quarter of 2012 by 29,000 tonnes and the fourth quarter of 2011 by 27,000 tonnes and this resulted in higher Adjusted EBITDA by $4 million for each comparable period. Methanol sales volumes excluding commission sales volumes were lower for the year ended December 31, 2012 compared with the comparable period in 2011 by 64,000 tonnes and this resulted in lower Adjusted EBITDA by $5 million.

Total cash costs

The primary drivers of changes in our total cash costs are changes in the cost of methanol we produce at our facilities (Methanex-produced methanol) and changes in the cost of methanol we purchase from others (purchased methanol). All of our production facilities except Medicine Hat are underpinned by natural gas purchase agreements with pricing terms that include base and variable price components. We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and support our marketing efforts within the major global markets.

METHANEX CORPORATION 2012 FOURTH QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

We have adopted the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

The impact on Adjusted EBITDA from changes in our cash costs are explained below:

	Q4 2012	Q4 2012	2012
	compared with	compared with	compared with
($ millions)	Q3 2012	Q4 2011	2011
Methanex-produced methanol costs	$(8)	$(3)	$(34)
Insurance recovery	9	(8)	(6)
Proportion of Methanex-produced methanol sales	(4)	(3)	36
Purchased methanol costs	(4)	2	(22)
Logistics costs	(5)	(2)	(10)
Other, net	(6)	(8)	(14)

	$(18)	$(22)	$(50)

Methanex-produced methanol costs

We purchase natural gas for the Chile, Trinidad, Egypt and New Zealand methanol facilities under natural gas purchase agreements where the terms include a base price and a variable price component linked to the price of methanol. The unique contractual terms of each natural gas purchase agreement result in a different cost structure for each of our facilities. For all periods presented, Methanex-produced methanol costs were higher due to the impact of higher methanol pricing on natural gas costs and a change in the mix of production sold from inventory.

Insurance recovery

We experienced an equipment failure at our Atlas facility in July 2011. Our operations are covered by business interruption insurance and we finalized our claim and recorded a recovery of $9 million in the fourth quarter of 2012.

Proportion of Methanex-produced methanol sales

The cost of purchased methanol is directly linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase in the proportion of Methanex-produced methanol sales results in a decrease in our overall cost structure for a given period. For the fourth quarter of 2012 compared with the third quarter of 2012 and the fourth quarter of 2011, lower proportion of Methanex-produced methanol sales decreased Adjusted EBITDA by $4 million and $3 million, respectively.

For the year ended December 31, 2012 compared with the same period in 2011, a higher proportion of Methanex-produced methanol sales increased Adjusted EBITDA by $36 million. The impact of higher sales volumes from the New Zealand, Egypt and Medicine Hat facilities was partially offset by lower sales volumes from the Chile facilities.

Purchased methanol costs

Changes in purchased methanol costs for all periods presented are primarily as a result of changes in methanol pricing.

Logistics costs

Logistics costs vary from period to period depending on the levels of production from each of our production facilities and the resulting impact on our supply chain. For the year ended December 31, 2012 compared with the same period in 2011, the logistics cost variance was impacted by a one-time $7 million charge to earnings to terminate a time charter vessel lease contract.

METHANEX CORPORATION 2012 FOURTH QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Other, net

In October 2012, we completed a restructuring of our Chile operations which reduced the size of our workforce and resulted in a $5 million charge in the fourth quarter of 2012. The remaining change in other, net is primarily due to a portion of fixed manufacturing costs being charged directly to earnings rather than to inventory due to lower production at our facilities in Chile and Egypt.

Mark-to-Market Impact of Share-based Compensation

We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all the share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and analyzed separately below.

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
	2012	2012	2011	2012	2011
Methanex Corporation share price [1]	$31.87	$28.54	$22.82	$31.87	$22.82
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	$3	$3	$3	$20	$16
Mark-to-market impact due to change in share price	8	—	1	16	(21)

Total share-based compensation expense (recovery)	$11	$3	$4	$36	$(5)

[1]	US dollar share price of Methanex Corporation as quoted on NASDAQ Global Market on the last trading day of the respective period.

Share appreciation rights (SARs) and tandem share appreciation rights (TSARs) are units that grant the holder the right to receive a cash payment upon exercise for the difference between the market price of the Company’s common shares and the exercise price, which is determined at the date of grant. The fair value of SARs and TSARs are re-measured each quarter using the Black-Scholes option pricing model, which considers the market value of the Company’s common shares on the last trading day of the quarter.

Deferred, restricted and performance share units are grants of notional common shares that are redeemable for cash based on the market value of the Company’s common shares and are non-dilutive to shareholders. For deferred, restricted and performance share units, the value is initially measured at the grant date and subsequently re-measured based on the market value of the Company’s common shares on the last trading day of each quarter.

Louisiana Project Relocation Expenses and Charges

In July 2012, we reached a final investment decision to proceed with the project to relocate an idle Chile facility to Geismar, Louisiana with an estimated project cost of approximately $550 million. The project will add one million tonnes of annual production capacity and is expected to be operational by the end of 2014. Under IFRS, certain costs associated with relocating an asset are not eligible for capitalization and are required to be charged directly to earnings. During the second and third quarters of 2012, we recorded cash expenses to earnings of $4 million ($2 million after tax) and $35 million ($21 million after-tax), respectively, of Louisiana project relocation expenses. In addition, in association with this decision, a non-cash $26 million ($18 million after-tax) charge was recorded to earnings in the third quarter of 2012 related to the carrying value of the Chile II facility that is being relocated to Louisiana.

METHANEX CORPORATION 2012 FOURTH QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Depreciation and Amortization

Depreciation and amortization was $42 million for the fourth quarter of 2012 compared with $47 million for the third quarter of 2012 and $43 million for the fourth quarter of 2011. Depreciation and amortization was lower in the fourth quarter of 2012 compared with the third quarter of 2012 primarily as a result of a higher proportion of depreciation being charged directly to earnings rather than to inventory in the third quarter due to lower production from the Egypt facility. Depreciation and amortization was $172 million for the year ended December 31, 2012 compared with $157 million for the same period in 2011. The increase in depreciation and amortization in 2012 compared with 2011 is primarily a result of depreciation associated with the Egypt (100% basis) and Medicine Hat methanol facilities which commenced operations in the first and second quarters of 2011, respectively.

Finance Costs

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ millions)	2012	2012	2011	2012	2011
Finance costs before capitalized interest	$16	$19	$18	$73	$69
Less capitalized interest	(1)	(1)	—	(2)	(7)

Finance costs	$15	$18	$18	$71	$62

Finance costs before capitalized interest primarily relate to interest expense on the unsecured notes and limited recourse debt facilities.

Capitalized interest in 2011 relates to interest costs capitalized during the construction of the 1.26 million tonne per year methanol facility in Egypt (100% basis) which commenced operations in March 2011. Capitalized interest in the third and fourth quarters of 2012 relates to interest costs capitalized for the Louisiana project.

Finance Income and Other Expenses

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ millions)	2012	2012	2011	2012	2011
Finance income and other expenses	$3	$(3)	$(3)	$1	$2

The change in finance income and other expenses for all periods presented was primarily due to the impact of changes in foreign exchange rates.

METHANEX CORPORATION 2012 FOURTH QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Income Taxes

A summary of our income taxes for 2012 compared with 2011 is as follows:

	Year Ended
	Dec 31 2012
	Amounts excluding Louisiana Project	Louisiana Project Relocation Expenses
	Relocation Expenses and Charges and an	and Charges and an Asset Impairment
($ millions)	Asset Impairment Charge	Charge	Total
Profit (loss) before income tax expense	$243.7	$(362.0)	$(118.3)
Income tax recovery (expense)	(44.3)	128.0	83.7

Net income (loss)	$199.4	$(234.0)	$(34.6)

Effective tax rate	18%	35%	71%

	Year Ended
	Dec 31 2011
	Amounts excluding Louisiana Project	Louisiana Project Relocation Expenses
	Relocation Expenses and Charges and an	and Charges and an Asset Impairment
($ millions)	Asset Impairment Charge	Charge	Total
Profit before income tax expense	$283.9	$—	$283.9
Income tax expense	(55.9)	—	(55.9)

Net income	$228.0	$—	$228.0

Effective tax rate	20%	—	20%

For the year ended December 31, 2012, the effective tax rate excluding income taxes related to Louisiana project relocation expenses and charges and the asset impairment charge was 18% compared with 20% for the year ended December 31, 2011.

We earn the majority of our pre-tax earnings in Trinidad, Egypt, Chile, Canada and New Zealand. In Trinidad and Chile, the statutory tax rate is 35% and in Egypt, the statutory tax rate is 25%. Our Atlas facility in Trinidad has partial relief from corporation income tax until 2014. We have significant loss carryforwards in Canada and New Zealand which have not been recognized for accounting purposes. During 2012, we earned a higher proportion of our consolidated income from methanol produced in jurisdictions with low effective tax rates and this contributed to a lower effective tax rate compared with 2011.

METHANEX CORPORATION 2012 FOURTH QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

SUPPLY/DEMAND FUNDAMENTALS

We estimate that methanol demand, excluding methanol demand from integrated methanol to olefins facilities, is currently approximately 52 million tonnes on an annualized basis.

Traditional chemical derivatives consume about two-thirds of global methanol demand and growth is correlated to industrial production. Demand for methanol in traditional chemical derivatives has remained relatively stable.

Energy-related applications consume about one third of global methanol demand and over the last few years high oil prices have driven strong demand growth for methanol into energy applications such as gasoline blending and DME, primarily in China. Growth of methanol blending into gasoline in China has been particularly strong and we believe that future growth in this application is supported by regulatory changes in that country. Many provinces in China have implemented fuel blending standards, and China also has national standards in place for methanol fuel blending (M85 & M100, or 85% methanol and 100% methanol, respectively). Methanol demand into olefins (“MTO”) is emerging as a significant methanol derivative. In China, there are three integrated and one merchant MTO plants in production and there is a second merchant plant currently being commissioned which could consume up to 1.8 million tonnes of methanol per year. We believe demand potential into energy-related applications and olefins production will continue to grow.

	Methanex Non-Discounted Regional Posted Prices [1]
	Jan	Dec	Nov	Oct
(US$ per tonne)	2013	2012	2012	2012
United States	482	482	482	439
Europe [2]	476	437	437	437
Asia	435	435	435	435

[1]	Discounts from our posted prices are offered to customers based on various factors.
[2]	€370 for Q1 2013 (Q4 2012 – €340) converted to United States dollars.

During the fourth quarter of 2012, industry outages contributed to upward pressure on pricing in Europe and North America, while pricing in Asia was relatively stable. Our average non-discounted price in the fourth quarter was $450 per tonne. Entering the first quarter, market conditions and the pricing environment are relatively stable. Our European non-discounted price for the first quarter of 2013 increased to €370 per tonne ($476 per tonne) and we recently announced our North American non-discounted price for February at $482 per tonne, which is unchanged from January.

Over the next few years, there is a modest level of new capacity expected to come on-stream relative to demand growth expectations. There is a 0.8 million tonne plant expected to restart in Channelview, Texas in late 2013 and a 0.7 million tonne plant expected to start up in Azerbaijan in 2013. We are currently adding 90,000 tonnes of production capacity to our Medicine Hat, Alberta facility and we are working on other initiatives which could increase annual production in New Zealand by up to 0.9 million tonnes. We are also relocating an idle Chile facility to Geismar, Louisiana which is on track to add 1.0 million tonnes of annual production capacity by the end of 2014. We expect that production from new capacity in China will be consumed in that country and that higher cost production capacity in China will need to operate in order to satisfy demand growth.

METHANEX CORPORATION 2012 FOURTH QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities

Cash flows from operating activities in the fourth quarter of 2012 were $98 million compared with $131 million for the third quarter of 2012 and $158 million for the fourth quarter of 2011. Cash flows from operating activities for the year ended December 31, 2012 were $458 million compared with $480 million for the same period in 2011.

The changes in cash flows from operating activities resulted from changes in the following:

	Q4 2012	Q4 2012	2012
	compared with	compared with	compared with
($ millions)	Q3 2012	Q4 2011	2011
Increase (decrease) in Adjusted EBITDA (attributable to Methanex shareholders)	$15	$(14)	$2
Cash flows from operating activities attributable to non-controlling interests	—	(5)	20
Changes in non-cash working capital	(66)	(34)	(14)
Income taxes paid	(10)	—	16
Cash portion of Louisiana project relocation expenses and charges	35	—	(39)
Other	(7)	(7)	(7)

Decrease in cash flows from operating activities	$(33)	$(60)	$(22)

Adjusted cash flows from operating activities

Adjusted cash flows from operating activities, which excludes the amounts associated with the 40% non-controlling interests in the methanol facility in Egypt, changes in non-cash working capital, and the cash portion of Louisiana project relocation expenses and charges, were $101 million in the fourth quarter of 2012 compared with $103 million for the third quarter of 2012 and $122 million for the fourth quarter of 2011. Adjusted cash flows from operating activities for the year ended December 31, 2012 were $403 million compared with $392 million for the same period in 2011.

The changes in adjusted cash flows from operating activities resulted from changes in the following:

	Q4 2012	Q4 2012	2012
	compared with	compared with	compared with
($ millions)	Q3 2012	Q4 2011	2011
Increase (decrease) in Adjusted EBITDA (attributable to Methanex shareholders)	$15	$(14)	$2
Income taxes paid	(10)	—	16
Other	(7)	(7)	(7)

Increase (decrease) in Adjusted cash flows from operating activities	$(2)	$(21)	$11

Refer to the Additional Information—Supplemental Non-GAAP Measures section on page 14 for a reconciliation of Adjusted cash flows from operating activities to the most comparable GAAP measure.

During the fourth quarter of 2012, we paid a quarterly dividend of $0.185 per share, or $17 million.

We operate in a highly competitive commodity industry and believe it is appropriate to maintain a conservative balance sheet and to maintain financial flexibility. During the fourth quarter of 2012, we issued $350 million of 3.25% unsecured notes due in 2019 and our cash balance at December 31, 2012 was $746 million, including $36 million related to the non-controlling interest in Egypt. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity. Also during the fourth quarter, we extended the maturity on our revolving credit facility to 2016 and increased the amount to $400 million.

METHANEX CORPORATION 2012 FOURTH QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Our planned capital maintenance expenditure program directed towards maintenance, turnarounds and catalyst changes for existing operations is currently estimated to total approximately $140 million to the end of 2013, including major refurbishments at some of our plants. In July 2012, we reached a final investment decision to proceed with the project to relocate an idle Chile facility to Geismar, Louisiana with estimated project costs of approximately $550 million. The plant is expected to be operational by the end of 2014 and during 2012 we spent $113 million on the project. We are in the process of debottlenecking the Medicine Hat facility and are also considering other projects in New Zealand to increase operating capacity. The projects in New Zealand, if approved, and Medicine Hat will result in additional capital expenditures of approximately $160 million by the end of 2013. We believe that we have the financial capacity to fund these growth initiatives with cash on hand, cash generated from operations and the undrawn bank facility.

We believe we are well positioned to meet our financial commitments, invest to grow the Company and continue to deliver on our commitment to return excess cash to shareholders.

SHORT-TERM OUTLOOK

Entering the first quarter 2013, methanol demand has remained healthy and prices have been relatively stable.

The methanol price will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand. We believe that our financial position and financial flexibility, outstanding global supply network and competitive-cost position will provide a sound basis for Methanex to continue to be the leader in the methanol industry and to invest to grow the Company.

METHANEX CORPORATION 2012 FOURTH QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTROLS AND PROCEDURES

For the three months ended December 31, 2012, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ANTICIPATED CHANGES TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Consolidation and Joint Arrangement Accounting

In May 2011, the IASB issued new accounting standards related to consolidation and joint arrangement accounting. The IASB has revised the definition of “control,” which is a criterion for consolidation accounting. In addition, changes to IFRS in the accounting for joint arrangements were issued which, under certain circumstances, removed the option for proportionate consolidation accounting so that the equity method of accounting for such interests would need to be applied. The impact of applying consolidation accounting or equity accounting does not result in any change to net earnings or shareholders’ equity, but will result in a significant presentation impact. We currently account for our 63.1% interest in Atlas Methanol Company using proportionate consolidation accounting and upon adoption of these new standards effective January 1, 2013 we will account for this entity using equity accounting.

ADDITIONAL INFORMATION – SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), we present certain supplemental non-GAAP measures. These are Adjusted EBITDA, Adjusted net income, Adjusted diluted net income per common share, operating income and Adjusted cash flows from operating activities. These measures do not have any standardized meaning prescribed by generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another. We believe these measures are useful in assessing operating performance and liquidity of the Company’s ongoing business on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies.

Adjusted EBITDA (attributable to Methanex shareholders)

Adjusted EBITDA differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes finance costs, finance income and other expenses, income tax expense (recovery), depreciation and amortization, mark-to-market impact of share-based compensation, Louisiana project relocation expenses and charges and asset impairment charges.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. The mark-to-market impact related to performance share units that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant date value determined using a Methanex total shareholder return factor of 100% and the fair value recorded at each period end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

METHANEX CORPORATION 2012 FOURTH QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table shows a reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ millions)	2012	2012	2011	2012	2011
Net income (loss) attributable to Methanex shareholders	$(140)	$(3)	$64	$(68)	$201
Finance costs	15	18	18	71	62
Finance income and other expenses	(3)	3	3	(1)	(2)
Income tax expense (recovery)	(93)	(15)	12	(84)	56
Depreciation and amortization	42	48	43	172	157
Mark-to-market impact of share-based compensation	8	—	1	16	(21)
Louisiana project relocation expenses and charges	—	61	—	65	—
Asset impairment charge	297	—	—	297	—
Non-controlling interests adjustment [1]	(7)	(8)	(8)	(39)	(26)

Adjusted EBITDA (attributable to Methanex shareholders)	$119	$104	$133	$429	$427

[1]

This adjustment represents finance costs, finance income and other expenses, income tax expense, and depreciation and amortization associated with the 40% non-controlling interest in the methanol facility in Egypt.

Adjusted Net Income and Adjusted Diluted Net Income per Common Share

Adjusted net income and Adjusted diluted net income per common share are non-GAAP measures because they exclude the mark-to-market impact of share-based compensation and items that are considered by management to be non-operational, including asset impairment charges and Louisiana project relocation charges and expenses. The following table shows a reconciliation of net income (loss) attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted diluted net income per common share:

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ millions except number of shares and per share amounts)	2012	2012	2011	2012	2011
Net income (loss) attributable to Methanex shareholders	$(140)	$(3)	$64	$(68)	$201
Mark-to-market impact of share-based compensation	8	—	1	16	(21)
Louisiana project relocation expenses and charges
Cash expense	—	35	—	39	—
Non-cash charge	—	26	—	26	—
Asset impairment charge	297	—	—	297	—
Income tax expense (recovery) related to above items	(104)	(22)	—	(130)	2

Adjusted net income	$61	$36	$65	$180	$182

Diluted weighted average shares outstanding	94	94	94	94	94
Adjusted diluted net income per common share [1]	$0.64	$0.38	$0.69	$1.90	$1.93

[1]

For the three month period and year ended December 31, 2012, stock options have been excluded from the calculation of diluted net loss per common share (attributable to Methanex shareholders) as their effect would be anti-dilutive. However, for the calculation of adjusted diluted net income per common share (attributable to Methanex shareholders) stock options have been included in the denominator and the diluted weighted average number of common shares is 95 million for the three month period and year ended December 31, 2012.

METHANEX CORPORATION 2012 FOURTH QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted Cash Flows from Operating Activities (attributable to Methanex shareholders)

Adjusted cash flows from operating activities differs from the most comparable GAAP measure, cash flows from operating activities, because it does not include cash flows associated with the 40% non-controlling interest in the methanol facility in Egypt, changes in non-cash working capital and the cash portion of Louisiana project relocation expenses and charges.

The following table shows a reconciliation of cash flows from operating activities to adjusted cash flows from operating activities:

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ millions)	2012	2012	2011	2012	2011
Cash flows from operating activities	$98	$131	$158	$458	$480
Deduct non-controlling interest adjustment:
Net income	(5)	(4)	(9)	(34)	(27)
Non-cash items	(7)	(8)	(8)	(39)	(26)
Changes in non-cash working capital	15	(51)	(19)	(21)	(35)
Cash portion of Louisiana project relocation expenses and charges	—	35	—	39	—

Adjusted cash flows from operating activities (attributable to Methanex shareholders)	$101	$103	$122	$403	$392

Operating Income

Operating income is reconciled directly to a GAAP measure in our consolidated statements of income.

QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
	Dec 31	Sep 30	Jun 30	Mar 31
($ millions, except per share amounts)	2012	2012	2012	2012
Revenue	$696	$655	$656	$666
Adjusted EBITDA [1] [2]	119	104	113	93
Net income (loss) [1]	(140)	(3)	52	22
Adjusted net income [1] [2]	61	36	44	39
Basic net income (loss) per common share [1]	(1.49)	(0.03)	0.56	0.24
Diluted net income (loss) per common share [1]	(1.49)	(0.03)	0.50	0.23
Adjusted diluted net income per share [1] [2]	0.64	0.38	0.47	0.41

	Three Months Ended
	Dec 31	Sep 30	Jun 30	Mar 31
($ millions, except per share amounts)	2011	2011	2011	2011
Revenue	$696	$670	$623	$619
Adjusted EBITDA [1] [2]	133	111	102	81
Net income [1]	64	62	41	35
Adjusted net income [1] [2]	65	40	39	37
Basic net income per common share [1]	0.69	0.67	0.44	0.37
Diluted net income per common share [1]	0.68	0.59	0.43	0.37
Adjusted diluted net income per share [1] [2]	0.69	0.43	0.41	0.39

[1]	Attributable to Methanex Corporation shareholders.
[2]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 14 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2012 FOURTH QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING INFORMATION WARNING

This Fourth Quarter 2012 Management’s Discussion and Analysis (“MD&A”) as well as comments made during the Fourth Quarter 2012 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words “believes,” “expects,” “may,” “will,” “potential,” “estimates,” “target,” “interest,” “planning” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected demand for methanol and its derivatives,

•	expected new methanol supply or restart of idled capacity and timing for start-up of the same,

•	expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,

•	expected methanol and energy prices,

•	expected levels of methanol purchases from traders or other third parties,

•	expected levels, timing and availability of economically priced natural gas supply to each of our plants,

•	capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,

•	our expected capital expenditures, including, without limitation, those to support natural gas exploration and development for our plants and the restart of our idled methanol facilities,

•	anticipated production rates of our plants,

•	expected operating costs, including natural gas feedstock costs and logistics costs,

•	expected tax rates or resolutions to tax disputes,

•	expected cash flows, earnings capability and share price,
•	ability to meet covenants or obtain waivers associated with our long-term debt obligations, including, without limitation, the Egypt limited recourse debt facilities that have conditions associated with finalization of certain land title registration and related mortgages that require action by Egyptian governmental entities,

•	availability of committed credit facilities and other financing,

•	our shareholder distribution strategy and anticipated distributions to shareholders,

•	commercial viability and timing of, or our ability to execute, future projects, plant restarts, capacity expansions, plant relocations, or other business initiatives or opportunities, including the planned relocation of one of our idle Chile methanol plants to Geismar, Louisiana (“Geismar”) and certain initiatives in New Zealand,

•	our financial strength and ability to meet future financial commitments,

•	expected global or regional economic activity (including industrial production levels),

•	expected outcomes of litigation or other disputes, claims and assessments,

•	expected actions of governments, government agencies, gas suppliers, courts, tribunals or other third parties, and

•	expected impact on our operations in Egypt or our financial condition as a consequence of civil unrest or actions taken or inaction by the Government of Egypt and its agencies.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	the supply of, demand for, and price of methanol, methanol derivatives, natural gas, oil and oil derivatives,

•	the success of our natural gas exploration and development in Chile and New Zealand and our ability to procure economically priced natural gas in Chile, New Zealand, Trinidad, Canada and the United States,

•	production rates of our facilities,
•	receipt of remaining required permits in connection with the Geismar project,

•	receipt or issuance of third party consents or approvals, including, without limitation, governmental registrations of land title and related mortgages in Egypt, governmental approvals related to natural gas exploration rights or rights to purchase natural gas,

METHANEX CORPORATION 2012 FOURTH QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

•	receipt of governmental approvals related to natural gas exploration rights,

•	the establishment of new fuel standards,

•	operating costs including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

•	the availability of committed credit facilities and other financing,

•	timing of completion and cost of the Geismar project and our initiatives to increase production in New Zealand and Canada,
•	global and regional economic activity (including industrial production levels),

•	absence of a material negative impact from major natural disasters,

•	absence of a material negative impact from changes in laws or regulations,

•	absence of a material negative impact from political instability in the countries in which we operate,

•	enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties, and

•	satisfaction of conditions precedent contained in the Geismar project natural gas supply agreement.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•	conditions in the methanol and other industries including fluctuations in supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, coal, oil and oil derivatives,

•	the success of natural gas exploration and development activities in southern Chile and New Zealand and our ability to obtain any additional gas in Chile and New Zealand on commercially acceptable terms,

•	the ability to successfully carry out corporate initiatives and strategies,

•	actions of competitors, suppliers and financial institutions,

•	conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,

•	competing demand for natural gas, especially with respect to domestic needs for gas and electricity in Chile and Egypt,

•	actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply or demand for methanol or its derivatives,

•	changes in laws or regulations,

•	import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties, and other actions by governments that may adversely affect our operations or existing contractual arrangements,

•	world-wide economic conditions,

•	satisfaction of conditions precedent contained in the Geismar project natural gas supply agreement, and

•	other risks described in our 2011 Management’s Discussion and Analysis and this Fourth Quarter 2012 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2012 FOURTH QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment – the production and sale of methanol. We review our results of operations by analyzing changes in the components of Adjusted EBITDA (refer to the Additional Information—Supplemental Non-GAAP Measures section on page 14 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures).

In addition to the methanol that we produce at our facilities (“Methanex-produced methanol”), we also purchase and re-sell methanol produced by others (“purchased methanol”) and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volumes. The key drivers of change in Adjusted EBITDA are average realized price, cash costs and sales volume which are defined and calculated as follows:

PRICE	The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume excluding commission sales volume plus the difference from period to period in commission revenue.

CASH COST	The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume excluding commission sales volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

VOLUME	The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume excluding commission sales volumes multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. We account for this investment using proportionate consolidation, which results in 63.1% of its results being included in revenues and expenses with the remaining 36.9% portion included as commission income.

We own 60% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 40% of its production through a commission offtake agreement. We account for this investment using consolidation accounting, which results in 100% of the revenues and expenses being included in our financial statements with the other investors’ interests in the methanol facility being presented as “non-controlling interests”. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted cash flows from operating activities exclude the amounts associated with the other investors’ 40% non-controlling interests, which are included in commission income on a consistent basis with how we present the Atlas facility.

METHANEX CORPORATION 2012 FOURTH QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex Corporation

Consolidated Statements of Income (unaudited)

(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Years Ended
	Dec 31 2012	Dec 31 2011	Dec 31 2012	Dec 31 2011
Revenue	$695,654	$696,499	$2,672,954	$2,608,037
Cost of sales and operating expenses	(572,968)	(546,873)	(2,187,288)	(2,107,320)
Depreciation and amortization	(41,543)	(43,558)	(171,635)	(156,667)
Louisiana project relocation expenses and charges (note 3)	—	—	(64,543)	—
Asset impairment charge (note 4)	(296,976)	—	(296,976)	—

Operating income (loss)	(215,833)	106,068	(47,488)	344,050
Finance costs (note 6)	(14,880)	(17,868)	(71,314)	(61,797)
Finance income and other expenses	2,521	(2,891)	509	1,667

Profit (loss) before income tax expense	(228,192)	85,309	(118,293)	283,920
Income tax recovery (expense):
Current	(8,301)	(8,897)	(30,302)	(36,241)
Deferred	101,517	(3,292)	114,020	(19,679)

	93,216	(12,189)	83,718	(55,920)

Net income (loss)	$(134,976)	$73,120	$(34,575)	$228,000

Attributable to:
Methanex Corporation shareholders	(139,853)	63,871	(68,105)	201,326
Non-controlling interests	4,877	9,249	33,530	26,674

	$(134,976)	$73,120	$(34,575)	$228,000

Income (loss) for the period attributable to Methanex Corporation shareholders
Basic net income (loss) per common share (note 7)	$(1.49)	$0.69	$(0.73)	$2.16
Diluted net income (loss) per common share (note 7)	$(1.49)	$0.68	$(0.73)	$2.06

Weighted average number of common shares outstanding	94,092,591	93,239,059	93,755,509	93,026,482
Diluted weighted average number of common shares outstanding	94,092,591	94,236,703	93,755,509	94,360,956

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2012 FOURTH QUARTER REPORT

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Consolidated Statements of Comprehensive Income (unaudited)

(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Years Ended
	Dec 31 2012	Dec 31 2011	Dec 31 2012	Dec 31 2011
Net income (loss)	$(134,976)	$73,120	$(34,575)	$228,000
Other comprehensive income (loss):
Change in fair value of forward exchange contracts, net of tax	23	361	(320)	326
Change in fair value of interest rate swap contracts, net of tax	(690)	(157)	(5,794)	(3,764)
Realized loss on interest rate swap contracts reclassified to interest expense, net of tax	2,777	3,995	11,198	12,816
Realized loss on interest rate swap contracts reclassified to property, plant and equipment	—	—	—	7,279
Actuarial losses on defined benefit pension plans, net of tax	(1,135)	(10,258)	(1,135)	(10,258)

	975	(6,059)	3,949	6,399

Comprehensive income (loss)	$(134,001)	$67,061	$(30,626)	$234,399

Attributable to:
Methanex Corporation shareholders	(139,712)	56,275	(66,317)	201,193
Non-controlling interests	5,711	10,786	35,691	33,206

	$(134,001)	$67,061	$(30,626)	$234,399

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2012 FOURTH QUARTER REPORT

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Consolidated Statements of Financial Position (unaudited)

(thousands of U.S. dollars)

AS AT	Dec 31 2012	Dec 31 2011
ASSETS
Current assets:
Cash and cash equivalents	$745,610	$350,711
Trade and other receivables	429,203	378,430
Inventories (note 2)	253,023	281,015
Prepaid expenses	28,314	24,465

	1,456,150	1,034,621
Non-current assets:
Property, plant and equipment (notes 3 and 4)	2,014,748	2,233,023
Other assets (note 4)	73,724	125,931

	2,088,472	2,358,954

	$3,544,622	$3,393,575

LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$353,744	$327,130
Current maturities on long-term debt (note 5)	53,334	251,107
Current maturities on finance leases	7,367	6,713
Current maturities on other long-term liabilities	26,536	18,031

	440,981	602,981
Non-current liabilities:
Long-term debt (note 5)	1,191,891	652,148
Finance leases	48,612	55,979
Other long-term liabilities	193,823	178,172
Deferred income tax liabilities	191,578	302,332

	1,625,904	1,188,631
Equity:
Capital stock	481,779	455,434
Contributed surplus	15,481	22,281
Retained earnings	805,661	942,978
Accumulated other comprehensive loss	(13,045)	(15,968)

Shareholders’ equity	1,289,876	1,404,725
Non-controlling interests	187,861	197,238

Total equity	1,477,737	1,601,963

	$3,544,622	$3,393,575

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2012 FOURTH QUARTER REPORT

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Consolidated Statements of Changes in Equity (unaudited)

(thousands of U.S. dollars, except number of common shares)

	Number of Common Shares	Capital Stock	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Shareholders’ Equity	Non- Controlling Interests	Total Equity
Balance, December 31, 2010	92,632,022	$440,092	$25,393	$813,819	$(26,093)	$1,253,211	$156,412	1,409,623
Net income				201,326	—	201,326	26,674	228,000
Other comprehensive income (loss)				(10,258)	10,125	(133)	6,532	6,399
Compensation expense recorded for stock options	—	—	837	—	—	837	—	837
Issue of shares on exercise of stock options	615,733	11,393	—	—	—	11,393	—	11,393
Reclassification of grant date fair value on exercise of stock options	—	3,949	(3,949)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(61,909)	—	(61,909)	—	(61,909)
Distributions to non-controlling interests	—	—	—	—	—	—	(11,580)	(11,580)
Equity contributions by non-controlling interests	—	—	—	—	—	—	19,200	19,200

Balance, December 31, 2011	93,247,755	455,434	22,281	942,978	(15,968)	1,404,725	197,238	1,601,963
Net income (loss)	—	—	—	(68,105)	—	(68,105)	33,530	(34,575)
Other comprehensive income (loss)	—	—	—	(1,135)	2,923	1,788	2,161	3,949
Compensation expense recorded for stock options	—	—	726	—	—	726	—	726
Issue of shares on exercise of stock options	1,062,215	18,819	—	—	—	18,819	—	18,819
Reclassification of grant date fair value on exercise of stock options	—	7,526	(7,526)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(68,077)	—	(68,077)	—	(68,077)
Distributions to non-controlling interests	—	—	—	—	—	—	(46,068)	(46,068)
Equity contributions by non-controlling interests	—	—	—	—	—	—	1,000	1,000

Balance, December 31, 2012	94,309,970	$481,779	$15,481	$805,661	$(13,045)	$1,289,876	$187,861	$1,477,737

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2012 FOURTH QUARTER REPORT

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Consolidated Statements of Cash Flows (unaudited)

(thousands of U.S. dollars)

	Three Months Ended		Years Ended
	Dec 31 2012	Dec 31 2011	Dec 31 2012	Dec 31 2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(134,976)	$73,120	$(34,575)	$228,000
Add (deduct) non-cash items:
Depreciation and amortization	41,543	43,558	171,635	156,667
Louisiana project relocation non-cash charges	—	—	25,688	—
Asset impairment charge	296,976	—	296,976	—
Income tax expense (recovery)	(93,216)	12,189	(83,718)	55,920
Share based compensation expense (recovery)	11,027	3,859	35,907	(4,890)
Finance costs	14,880	17,868	71,314	61,797
Other	6,119	4,408	16,578	3,459
Income taxes paid	(14,191)	(13,935)	(29,528)	(46,331)
Other cash payments, including share-based compensation	(14,897)	(1,484)	(33,774)	(10,303)

Cash flows from operating activities before undernoted	113,265	139,583	436,503	444,319
Changes in non-cash working capital (note 9)	(14,873)	18,851	21,774	35,388

	98,392	158,434	458,277	479,707

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend payments to Methanex Corporation shareholders	(17,428)	(15,852)	(68,077)	(61,909)
Interest paid, including interest rate swap settlements	(6,371)	(5,062)	(64,914)	(60,467)
Net proceeds on issue of long-term debt	343,796	—	590,344	2,700
Repayment of long-term debt and limited recourse debt	(8,135)	(8,133)	(251,105)	(49,650)
Changes in project debt reserve accounts	(4,916)	3,918	(4,916)	(27,291)
Equity contributions by non-controlling interests	—	—	1,000	19,200
Cash distributions to non-controlling interests	(3,777)	(6,989)	(49,409)	(8,239)
Proceeds on issue of shares on exercise of stock options	5,552	370	18,819	11,393
Repayment of finance leases and other long term liabilities	(1,727)	(1,574)	(6,712)	(5,964)

	306,994	(33,322)	165,030	(180,227)

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(23,247)	(35,171)	(134,716)	(127,524)
Louisiana project expenditures	(35,308)	—	(73,912)	—
Oil and gas assets	(15,218)	(8,329)	(32,892)	(30,098)
GeoPark repayments	—	—	10,039	7,551
Changes in non-cash working capital related to investing activities (note 9)	10,932	8,124	3,073	7,508

	(62,841)	(35,376)	(228,408)	(142,563)

Increase in cash and cash equivalents	342,545	89,736	394,899	156,917
Cash and cash equivalents, beginning of period	403,065	260,975	350,711	193,794

Cash and cash equivalents, end of period	$745,610	$350,711	$745,610	$350,711

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2012 FOURTH QUARTER REPORT

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Notes to Condensed Consolidated Interim Financial Statements (unaudited)

Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.

1.	Basis of presentation:

Methanex Corporation (the Company) is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest supplier of methanol to major international markets in Asia Pacific, North America, Europe and Latin America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) on a basis consistent with those followed in the most recent annual consolidated financial statements. These condensed consolidated interim financial statements include the Egypt methanol facility on a consolidated basis, with the other investors’ 40% share presented as non-controlling interests, and the Company’s proportionate share of the Atlas methanol facility.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on January 30, 2013.

2.	Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories included in cost of sales and operating expenses and depreciation and amortization for the three months and year ended December 31, 2012 is $539 million (2011—$539 million) and $2,082 million (2011—$2,052 million), respectively.

3.	Property, plant and equipment:

	Buildings, Plant
	Installations &	Plant Under	Oil & Gas
	Machinery	Construction	Properties	Other	Total
Cost at December 31, 2012	$3,279,720	$75,238	$80,368	$68,906	$3,504,232
Accumulated depreciation at December 31, 2012	1,387,034	—	74,151	28,299	1,489,484

Net book value at December 31, 2012	$1,892,686	$75,238	$6,217	$40,607	$2,014,748

Cost at December 31, 2011	$3,209,597	$1,326	$77,486	$88,642	$3,377,051
Accumulated depreciation at December 31, 2011	1,070,267	—	32,990	40,771	1,144,028

Net book value at December 31, 2011	$2,139,330	$1,326	$44,496	$47,871	$2,233,023

In July 2012, the Board of Directors gave final approval to proceed with the project to relocate an idle Chile facility to Geismar, Louisiana with an estimated project cost of approximately $550 million. Under International Financial Reporting Standards, certain costs incurred in relation to relocating an asset are not eligible for capitalization to Property, Plant and Equipment and are required to be charged directly to income. For the year ended December 31 2012, the Company incurred $112.8 million in expenditures related to this project, of which $73.9 million was recorded to Property, Plant and Equipment and the remaining $38.9 million ($23.3 million after-tax) was recognized in Louisiana project relocation expenses and charges in the Consolidated Statements of Income. In addition, for the year ended December 31, 2012, the Company has charged to income $25.7 million ($17.6 million after-tax) related to the carrying value of the Chile facility being relocated.

During the fourth quarter of 2012, the Company recorded an asset impairment charge relating to the carrying value of its Chile operations. See note 4 of these condensed consolidated interim financial statements for more information.

METHANEX CORPORATION 2012 FOURTH QUARTER REPORT

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

4.	Asset impairment charge:

The Company reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company recently announced that it expects to idle its Chile operations in March 2013 due to an expected shortfall of natural gas feedstock to keep the plant operating through the southern hemisphere winter. As a consequence of the uncertain outlook for the supply of natural gas feedstock to its Chile operations, the carrying value of the Company’s Chile assets was tested for recoverability at December 31, 2012.

Recoverability was measured by comparing the carrying value of the Chile assets to estimated pre-tax fair value. Estimated pre-tax fair value was determined by measuring the pre-tax cash flows expected to be generated from Chile assets over their estimated useful life discounted by a before-tax discount rate. The before-tax discount rate used of 13% was derived from the Company’s estimated cost of capital.

There are two key variables that impact the Company’s estimates of future cash flows: (1) the methanol price and (2) the price and availability of natural gas feedstock. Short-term methanol price estimates are based on current supply and demand fundamentals and current methanol prices. Long-term methanol price estimates are based on the Company’s view of long-term supply and demand, and consideration is given to many factors, including, but not limited to, estimates of global industrial production rates, energy prices, changes in general economic conditions, future global methanol production capacity, industry operating rates and the global industry cost structure. The Company’s estimate of the price and availability of natural gas takes into consideration the current contracted terms, as well as factors that it believes are relevant to supply under these contracts and supplemental natural gas sources. Other assumptions included in the Company’s estimate of future cash flows include the estimated cost incurred to maintain the facilities, estimates of transportation costs and other variable costs incurred in producing methanol in each period.

Based on the test performed, the Company recorded a non-cash before-tax asset impairment charge of $297 million ($193 million after-tax) to write down the carrying value of the Chile assets at December 31, 2012 to $245 million, excluding the first facility that is being relocated to Geismar, Louisiana. The before-tax asset impairment charge was allocated as follows:

	Three Months Ended		Years Ended
	Dec 31 2012	Dec 31 2011	Dec 31 2012	Dec 31 2011
Asset impairment charge allocated to:
Property, plant and equipment
Buildings, plant installations & machinery	$200,753	$—	$200,753	$—
Oil & gas properties	22,724	—	22,724	—
Other assets
Oil & gas properties	73,499	—	73,499	—

Asset impairment charge	$296,976	$—	$296,976	$—

METHANEX CORPORATION 2012 FOURTH QUARTER REPORT

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

5.	Long-term debt:

	Dec 31	Dec 31
	2012	2011
Unsecured notes
$350 million at 3.25% due December 15, 2019	$343,828	$—
$250 million at 5.25% due March 1, 2022	246,326	—
$150 million at 6.00% due August 15, 2015	149,344	149,119
$200 million at 8.75% due August 15, 2012	—	199,643

	739,498	348,762
Atlas limited recourse debt facilities	49,659	64,397
Egypt limited recourse debt facilities	438,631	470,208
Other limited recourse debt facilities	17,437	19,888

	1,245,225	903,255
Less current maturities	(53,334)	(251,107)

	$1,191,891	$652,148

During the three month period ended December 31, 2012, the Company issued $350 million of unsecured notes bearing an interest rate of 3.25% and due December 15, 2019 (effective yield 3.40%).

During the three months and year ended December 31, 2012, the Company made repayments on its Atlas limited recourse debt facilities of $7.5 million and $15.0 million, respectively, and other limited recourse debt facilities of $0.6 million and $2.5 million, respectively. The Company has also made repayments on its Egypt limited recourse debt facilities of $33.6 million during the year ended December 31, 2012.

During the three month period ended December 31, 2012, the Company entered into a $400 million revolving credit facility with a syndicate of banks. The facility expires in December 2016 and replaces the Company’s previous revolving credit facility which would have expired in mid-2015.

The Atlas and Egypt limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the Atlas joint venture and the Egypt entity, respectively. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries. The Atlas and Egypt limited recourse debt facilities have customary covenants and default provisions that apply only to these entities, including restrictions on the incurrence of additional indebtedness, a requirement to fulfill certain conditions before the payment of cash or other distributions and a restriction on these distributions if there is a default subsisting. The Egypt limited recourse debt facilities also contain a covenant to complete by March 31, 2013 certain land title registrations and related mortgages that require action by Egyptian government entities and which the Company does not expect to complete by March 31, 2013. The Company is seeking a waiver from the lenders. The Company does not believe that the finalization of these items is material. The Company cannot assure you that we will be able to obtain a waiver from the lenders.

At December 31, 2012, management believes the Company was in compliance with all of the covenants and default provisions related to long-term debt obligations.

6.	Finance costs:

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2012	2011	2012	2011
Finance costs	$15,789	$17,868	$72,897	$69,027
Less capitalized interest related to Egypt plant under construction	—	—	—	(7,230)
Less capitalized interest related to Louisiana plant under construction	(909)	—	(1,583)	—

	$14,880	$17,868	$71,314	$61,797

Finance costs are primarily comprised of interest on borrowings and finance lease obligations, the effective portion of interest rate swaps designated as cash flow hedges, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Interest during construction is capitalized until the plant is substantially completed and ready for productive use.

The Company has interest rate swap contracts on its Egypt limited recourse debt facilities to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015.

METHANEX CORPORATION 2012 FOURTH QUARTER REPORT

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

7.	Net income (loss) per common share:

Diluted net income (loss) per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights (TSARs) were exercised or converted to common shares. During the three months and year ended December 31, 2012, the Company incurred a net loss attributable to Methanex shareholders and therefore the impact of the potential dilution of stock options and TSARs is anti-dilutive.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of cash-settled and equity-settled is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share. During the year ended December 31, 2011, the Company recorded a share-based compensation recovery related to TSARs. Therefore, for this period, the equity-settled method has been determined to be the more dilutive for purposes of calculating diluted net income per common share.

A reconciliation of the net income (loss) used for the purpose of calculating diluted net income (loss) per common share is as follows:

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2012	2011	2012	2011
Numerator for basic net income (loss) per common share	$(139,853)	$63,871	$(68,105)	$201,326
Adjustment for the effect of TSARs:
Cash settled recovery included in net income	—	—	—	(2,416)
Equity settled expense	—	—	—	(4,327)

Numerator for diluted net income (loss) per common share	$(139,853)	$63,871	$(68,105)	$194,583

Stock options and TSARs, if calculated using the equity-settled method, are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. A reconciliation of the number of common shares used for the purposes of calculating basic and diluted net income (loss) per common share is as follows:

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2012	2011	2012	2011
Denominator for basic net income (loss) per common share	94,092,591	93,239,059	93,755,509	93,026,482
Effect of dilutive stock options	—	997,644	—	1,305,480
Effect of dilutive TSARs	—	—	—	28,994

Denominator for diluted net income (loss) per common share [1]	94,092,591	94,236,703	93,755,509	94,360,956

1	Due to the net loss attributable to Methanex shareholders, nil outstanding stock options for each of the three months and year ended December 31, 2012 are dilutive and have been included in the diluted weighted average number of common shares (2,159,090 and 3,039,284 outstanding stock options for the three months and year ended December 31, 2011, respectively, and 724,905 outstanding TSARs for the year ended December 31, 2011).

For the three months and year ended December 31, 2012, basic and diluted net income (loss) per common share attributable to Methanex shareholders were as follows:

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2012	2011	2012	2011
Basic net income (loss) per common share	$(1.49)	$0.69	$(0.73)	$2.16
Diluted net income (loss) per common share	$(1.49)	$0.68	$(0.73)	$2.06

METHANEX CORPORATION 2012 FOURTH QUARTER REPORT

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

8.	Share-based compensation:

a)	Stock options, share appreciation rights (SARs) and tandem share appreciation rights (TSARs):

(i)	Outstanding units:

Information regarding units outstanding and exercisable at December 31, 2012 is as follows:

	Units Outstanding at			Units Exercisable at
	December 31, 2012			December 31, 2012
	Weighted
	Average
	Remaining		Weighted		Weighted
	Contractual Life	Number of Units	Average	Number of Units	Average
Range of Exercise Prices	(Years)	Outstanding	Exercise Price	Exercisable	Exercise Price
Stock options:
$6.33 to 11.56	3.0	968,180	$6.52	968,180	$6.52
$20.76 to 25.22	1.2	1,014,777	24.17	988,177	24.14
$28.43 to 31.73	2.5	999,990	28.73	873,890	28.44

	2.2	2,982,947	$19.97	2,830,247	$19.44

SARs:
$25.22 to 31.74	5.2	897,525	$28.63	263,759	$26.20

TSARs:
$23.36 to 31.88	5.2	1,815,535	$28.45	616,880	$26.12

(ii)	Compensation expense related to stock options:

For the three months and year ended December 31, 2012, compensation expense related to stock options included in cost of sales and operating expenses was $0.1 million (2011 – $0.1 million) and $0.7 million (2011—$0.8 million), respectively. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model.

(iii)	Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income (loss) for the proportion of the service that has been rendered at each reporting date. The fair value at December 31, 2012 was $18.0 million compared with the recorded liability of $15.7 million. The difference between the fair value and the recorded liability of $2.3 million will be recognized over the weighted average remaining vesting period of approximately 1.7 years. The weighted average fair value of the vested SARs and TSARs was estimated at December 31, 2012 using the Black-Scholes option pricing model.

For the three months and year ended December 31, 2012, compensation expense related to SARs and TSARs included an expense in cost of sales and operating expenses of $3.6 million (2011 – expense of $1.0 million) and $10.8 million (2011 – recovery of $3.5 million), respectively. This included an expense of $2.8 million (2011 – expense of $0.1 million) and an expense of $3.1 million (2011 – recovery of $10.4 million), respectively, related to the effect of the change in the Company’s share price for the three months and year ended December 31, 2012.

METHANEX CORPORATION 2012 FOURTH QUARTER REPORT

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

8.	Share-based compensation (continued):

b)	Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at December 31, 2012 are as follows:

	Number of Deferred Share Units	Number of Restricted Share Units	Number of Performance Share Units
Outstanding at December 31, 2011	597,911	48,588	1,103,049
Granted	21,085	20,400	358,330
Granted in-lieu of dividends	10,551	1,274	19,160
Redeemed	(66,531)	—	(413,138)
Cancelled	—	—	(15,329)

Outstanding at September 30, 2012	563,016	70,262	1,052,072

Granted	564	—	—
Granted in-lieu of dividends	3,270	228	6,179
Redeemed	—	(31,607)	—
Cancelled	—	—	(4,382)

Outstanding at December 31, 2012	566,850	38,883	1,053,869

Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at December 31, 2012 was $52.5 million compared with the recorded liability of $46.9 million. The difference between the fair value and the recorded liability of $5.6 million will be recognized over the weighted average remaining vesting period of approximately 1.8 years.

For the three months and year ended December 31, 2012, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was an expense of $7.3 million (2011 – expense of $2.6 million) and $24.4 million (2011 – recovery of $2.2 million), respectively. This included an expense of $5.2 million (2011 – expense of $1.2 million) and $12.4 million (2011 – recovery of $10.9 million), respectively, related to the effect of the change in the Company’s share price for the three months and year ended December 31, 2012.

METHANEX CORPORATION 2012 FOURTH QUARTER REPORT

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

9.	Changes in non-cash working capital:

Changes in non-cash working capital for the three months and year ended December 31, 2012 were as follows:

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2012	2011	2012	2011
Decrease (increase) in non-cash working capital:
Trade and other receivables	$(30,104)	$(41,776)	$(50,773)	$(58,403)
Inventories	(29,704)	(35,886)	27,992	(51,358)
Prepaid expenses	257	6,541	(3,849)	2,412
Trade, other payables and accrued liabilities, including long-term payables included in other long-term liabilities	51,069	96,180	46,379	119,170

	(8,482)	25,059	19,749	11,821
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	4,541	1,916	5,098	31,075

Changes in non-cash working capital having a cash effect	$(3,941)	$26,975	$24,847	$42,896

These changes relate to the following activities:
Operating	$(14,873)	$18,851	$21,774	$35,388
Investing	10,932	8,124	3,073	7,508

Changes in non-cash working capital	$(3,941)	$26,975	$24,847	$42,896

10.	Financial instruments:

The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. The Company has interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015. The Company has designated these interest rate swaps as cash flow hedges. These interest rate swaps had an outstanding notional amount of $342 million as at December 31, 2012. The notional amount decreases over the expected repayment period. At December 31, 2012, these interest rate swap contracts had a negative fair value of $32.7 million (2011—$41.5 million) recorded in other long-term liabilities. The fair value of these interest rate swap contracts will fluctuate until maturity.

The Company also designates as cash flow hedges forward exchange contracts to sell euro at a fixed USD exchange rate. At December 31, 2012, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 5.8 million euro in exchange for US dollars and these euro contracts had a negative fair value of $0.2 million (2011 – positive fair value of $0.4 million) recorded in trade, other payables and accrued liabilities. Changes in fair value of derivative financial instruments designated as cash flow hedges have been recorded in other comprehensive income.

11.	Contingent liability:

The Board of Inland Revenue of Trinidad and Tobago has issued assessments against the Company’s 63.1% owned joint venture, Atlas Methanol Company Unlimited (“Atlas”), in respect of the 2005 and 2006 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed price sales contracts that extend to 2014 and 2019 related to methanol produced by Atlas. The impact of the amounts in dispute for the 2005 and 2006 financial years is not significant. Atlas has partial relief from corporation income tax until 2014.

The Company has lodged objections to the assessments. Based on the merits of the cases and legal interpretation, management believes its position should be sustained.

METHANEX CORPORATION 2012 FOURTH QUARTER REPORT

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Quarterly History (unaudited)

	2012	Q4	Q3	Q2	Q1	2011	Q4	Q3	Q2	Q1
METHANOL SALES VOLUMES
(thousands of tonnes)
Methanex-produced	4,039	1,059	1,053	1,001	926	3,853	1,052	983	970	848
Purchased methanol	2,565	664	641	569	691	2,815	644	672	664	835
Commission sales [1]	855	176	205	276	198	846	208	235	231	172

	7,459	1,899	1,899	1,846	1,815	7,514	1,904	1,890	1,865	1,855

METHANOL PRODUCTION
(thousands of tonnes)
Chile	313	59	59	82	113	554	113	116	142	183
New Zealand	1,108	378	346	210	174	830	211	209	207	203
Atlas, Trinidad (63.1%)	826	180	255	264	127	891	195	170	263	263
Titan, Trinidad	786	189	186	196	215	711	180	224	186	121
Egypt (60%)	557	129	62	164	202	532	132	191	178	31
Medicine Hat	481	132	117	118	114	329	130	125	74	—

	4,071	1,067	1,025	1,034	945	3,847	961	1,035	1,050	801

AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	382	389	373	384	382	374	388	377	363	367
($/gallon)	1.15	1.17	1.12	1.15	1.15	1.12	1.17	1.13	1.09	1.10

PER SHARE INFORMATION ($ per share) [3]
Basic net income (loss)	(0.73)	(1.49)	(0.03)	0.56	0.24	2.16	0.69	0.67	0.44	0.37
Diluted net income (loss)	(0.73)	(1.49)	(0.03)	0.50	0.23	2.06	0.68	0.59	0.43	0.37
Adjusted diluted net income [4]	1.90	0.64	0.38	0.47	0.41	1.93	0.69	0.43	0.41	0.39

[1]	Commission sales represent volumes marketed on a commission basis related to the 36.9% of the Atlas methanol facility and 40% of the Egypt methanol facility that we do not own.
[2]

Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, divided by the total sales volumes of Methanex-produced (attributable to Methanex shareholders) and purchased methanol.

[3]	Per share information calculated using net income (loss) attributable to Methanex shareholders.
[4]

This item is a non-GAAP measure that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 14 for a description of the non-GAAP measure and reconciliation to the most comparable GAAP measure.

METHANEX CORPORATION 2012 FOURTH QUARTER REPORT

QUARTERLY HISTORY

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: January 30, 2013	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary